Exhibit 99.1

ParaZero Secures New European Order for SafeAir M4 Systems, Expanding Presence in Innovative Drone Market

TEL AVIV, Israel, May 13, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aircrafts and defense counter-UAS systems, today announced a follow-on purchase order for its innovative SafeAir™ M4 parachute recovery system from a prominent drone technology partner in Europe. This order reflects ParaZero’s growing traction in Europe’s dynamic drone market, a hub for advanced unmanned aerial systems (UAS) in logistics, infrastructure inspection, and public safety.

The SafeAir™ M4, ParaZero’s next-generation autonomous parachute recovery system, is designed for seamless integration with DJI’s Matrice 4 series. It features real-time telemetry and is designed and expected to comply with the highest European regulatory standards to enable safe flight in urban areas throughout the EU.

The European partner, a key player in the region’s commercial drone ecosystem, serves enterprise clients in precision agriculture, infrastructure inspection, and emergency response. This order reflects increasing demand for ParaZero’s certified safety solutions in high-regulation markets, following the Company’s recent CE Class C5 certification and other regulatory approvals for its SafeAir™ systems.

“This order from our European partner highlights the SafeAir™ M4’s role in enabling safe, scalable drone operations in one of Europe’s most innovative UAS markets,” said Boaz Shetzer, CEO of ParaZero. “We are proud of our collaborate with a leading partner, who has already placed orders in the past, and this follow-up order is a testament to the strong value we bring to European operators, supporting their ambitions in unmaned aerial systems and beyond.”

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero develops and manufactures smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses how the SafeAir™ M4 is expected to comply with the highest European regulatory standards to enable safe flight in urban areas throughout the EU, the increasing demand for ParaZero’s certified safety solutions in high-regulation markets and the the strong value that ParaZero bring to European operators. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246